

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2012

Via E-Mail
Mr. Yulu Bai
Chief Executive Officer
Silvan Industries, Inc.
Jun Yue Hua Ting, Building A
3rd Floor, Unit – 1
#58 Xin Hua Road
Guiyang, Guizhou Province 550002

> **Re:** **Silvan Industries, Inc.**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed December 16, 2011**
> **Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended March 31, 2011**
> **Filed December 16, 2011**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2011**
> **Filed November 21, 2011**
> **File No. 0-52843**

Dear Mr. Bai:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis…, page 29

Government grant, page 32

1. We note your response to comment 15 from our letter dated June 23, 2011. However, in most instances VAT paid on supplies purchased offset VAT received on products sold, resulting in a minimal net effect to the income statement. As such, we are still unclear as

to why you recorded a VAT tax refund for approximately $2.1 million for the 2010 fiscal year. Please explain.

Item 13. Certain Relationships and Related Transactions…, page 47

2. We note your responses to comments 16 and 30 in our letter dated June 23, 2011. Please confirm that you will provide Item 404 disclosure regarding the following transactions in your next Form 10-K and any amendment to your 2010 Form 10-K, and provide us with your proposed disclosure:

- The transfer of forestry rights from Mr. Yulu Bai to the company and the company's repayment obligation to Mr. Bai;
- The corporate guarantees provided by related parties, such as the corporate guarantees provided by Zhong Ruixin Investment Guarantee Co., Ltd.; and
- The deposit to Mr. Yulu Bai's personal bank account of $1.96 million of the proceeds under a $2.4 million convertible promissory agreement between Bingwu Forestry and Goldenbridge Investment Holdings Limited.

In your disclosure regarding the deposit of the proceeds of the convertible note to Mr. Bai's personal bank account, discuss why the proceeds were wired to Mr. Bai's personal bank account, why only approximately $1.5 million was recorded as due from Mr. Bai, whether there is a written agreement regarding the repayment by Mr. Bai, what the terms are of any oral or written agreement for repayment, and whether Mr. Bai repaid the amount as anticipated prior to December 31, 2011.

Form 10-Q/A for Fiscal Quarter Ended March 31, 2011

Item 2. Management's Discussion and Analysis…, page 1

Results of Operations, page 2

Revenue, page 3

3. We note your response to our prior comment 32 from our letter dated June 23, 2011. However, it is still not clear from your disclosure why the sale of your laminate floors increased significantly while the sale of your fiber boards decreased between the periods ended March 31, 2010 and March 31, 2011. Please explain.

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Item 2. Management's Discussion and Analysis…, page 1

4. We note from Note 16 to the financial statements that one customer has been the source of an increasing and significant portion of your revenues for the three and nine months

ended September 30, 2011. Please identify this customer and disclose the reasons for the increasing concentration of business with this customer and whether you expect this trend to continue.

<u>Liquidity and Capital Resources, page 7</u>

5. We note the significant increase in bank loans in 2011. Please file your material loan agreements as exhibits.

6. You disclose in Note 11 to the financial statements that several loan agreements have guarantees, including corporate guarantees from Zhong Ruixin Investment Guarantees Co., Ltd., a related party. Please disclose the material terms of the guarantees and the fees paid for the guarantees. File the guarantee agreements as exhibits.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971, or Kathleen Krebs, Special Counsel, at (202) 551-3350with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: <u>Via Facsimile</u>
       Qixiang Sun, Esq.
       Pillsbury Winthrop Shaw Pittman LLP